16003500

N

Washington, D.C. 20549

SEC
Mail Processing
Section
FEB 24 2016
Washington DC
409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- ~~66534~~ 67596

RMS
JG

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Esposito Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Crescent Court, Suite 450
(No. and Street)

Dallas (City) | TX (State) | 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Douglas Townsend | (214) 855-2166 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver and Tidwell LLP
(Name – *if individual, state last, first, middle name*)

2821 W. Seventh Street, Suite 700 (Address) | Fort Worth (City) | TX (State) | 76107 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Douglas Townsend, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Esposito Securities, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KRISTI LYNN KAUS
Notary Public, State of Texas
My Commission Expires
July 14, 2019

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ESPOSITO SECURITIES, LLC

Statement of Financial Condition

As of December 31, 2015

(With Report of Independent Registered Public Accounting Firm Thereon)

weaver
Assurance • Tax • Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Esposito Securities, LLC
Dallas, Texas

We have audited the accompanying statement of financial condition of Esposito Securities, LLC (the Company) as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Esposito Securities, LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
February 16, 2016

ESPOSITO SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

Assets		
Cash and cash equivalents	$	1,696,449
Cash with clearing organizations, restricted		1,750,000
Securities owned, at fair value		1,843,609
Accounts receivable, net		25,804
Accounts receivable from affiliates		234,623
Receivable from broker dealers and clearing organizations		100,874
Prepaid and other current assets		84,727
Property and equipment, net		118,927
Total Assets	$	5,855,013
Liabilities and Member's Equity		
Accounts payable and accrued liabilities	$	207,433
Securities sold short, at fair value		1,591,578
Other current liabilities		35,447
Payable to clearing organization		10,451
Total Liabilities		1,844,909
Member's Equity		4,010,104
Total Liabilities and Member's Equity	$	5,855,013

The accompanying notes are an integral part of these financial statements.

ESPOSITO SECURITIES, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

Note 1 - Business

Esposito Securities, LLC (the "Company") was formed, on December 15, 2006 as a Texas Limited Liability Company. The Company is a registered member of the Financial Industry Regulatory Authority ("FINRA") as a broker/dealer, and with the Securities and Exchange Commission ("SEC") under the Federal Securities Exchange Act of 1934 ("Act").

The Company provides several value-added institutional brokerage services to its clients including electronic and algorithmic trading and does not maintain discretionary accounts for its customers. All customer transactions are cleared through either Goldman Sachs Execution & Clearing or Pershing LLC, third party clearing firms, on a fully disclosed basis. Accordingly, the Company is exempt from Rule 15c3-3 of the Act under Section (k)(2)(ii) of this Rule. Based on the agreements between the clearing firms and the Company, the Company pays a clearing fee to the clearing firms for handling all trades for the Company. The Company provides investment banking and research services to clients on a fee for service basis.

Esposito Financial, LLC is the sole member of the Company. The member has all necessary powers to carry out the purposes, business, and objectives of the Company. No member is liable under a judgment, decree or order of the court, or in any manner, for a debt, obligation or liability of the Company. No member is required to loan any funds to the Company. Except as expressly provided otherwise in the Company's Operating Agreement, no member is required to make any contribution to the Company by reason of any negative balance in his or her capital account, nor does any negative balance in a member's capital account create any liability on the part of the member to any third party.

Note 2 – Significant Accounting Policies

Basis of Accounting

The Company's financial statements have been prepared on the accrual basis of accounting.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments, which are not held for sale in the ordinary course of business with a maturity of three months or less when purchased to be cash equivalents.

Note 2 – Significant Accounting Policies (continued)

Restricted Cash

Restricted cash consists of deposits, credit balances and compensating balances required to be maintained with clearing firms. The availability of these funds to the Company is governed by the agreements with the clearing firms and may vary depending upon the margin requirements on securities owned and securities sold short.

Accounts Receivable

Accounts receivable and receivable from broker dealers and clearing organizations consists of fees and commissions earned during the year but not received as of year-end. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. As collection of receivables has historically been consistent and timely, management has determined collectability is reasonably assured. However, as the Company is entering new lines of business, receivables from those activities are monitored and individually evaluated for collectability. As of December 31, 2015, the Company has recorded an allowance for doubtful accounts of $5,000. Accounts receivable are charged off against the allowance upon such time as a receivable is determined to be uncollectable and collection efforts by the Company cease.

Accounts receivable and payable are recorded for securities transactions that have not reached their contractual settlement date. Securities owned and securities sold short are valued at fair value, based on quoted market prices, and securities not readily marketable are valued at fair value as determined by management. At December 31, 2015, there were no securities whose fair value was determined by management.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation on property and equipment is provided in amounts sufficient to relate the cost of the assets to operations over their estimated service lives ranging from two to five years using the straight-line method.

Major repairs or replacements which increase the useful lives of property and equipment are capitalized. Maintenance repairs and minor replacements are charged to operations as incurred. Property and equipment retirements are removed from the records at their cost and related accumulated depreciation and any resulting gain or loss is included in operations.

Note 2 – Significant Accounting Policies (continued)

Income Taxes

Net earnings are allocated to the member. Federal income taxes on Company income are payable by the member. Accordingly, no provision has been made for federal income taxes. The Company is subject to Texas Margin Tax, which is imposed on gross revenue generated by the Company in Texas.

The Company accounts for uncertain tax positions in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740-10. ASC 740-10 provides several clarifications related to uncertain tax positions. Most notably, a "more likely-than- not" standard for initial recognition of tax positions, a presumption of audit detection and a measurement of recognized tax benefits based on the largest amount that has a greater than 50 percent likelihood of realization. ASC 740-10 applies a two-step process to determine the amount of tax benefit to be recognized in the financial statements. First the Company must determine whether any amount of the tax benefit may be recognized. Second, the Company determines how much of the tax benefit should be recognized (this would only apply to tax positions that qualify for recognition). As of December 31, 2015, the Company had no uncertain tax positions. Accordingly, the Company has not recognized any penalty, interest or tax impact related to uncertain tax positions. The statute of limitations differs from state to state; however, generally, tax years 2012-2014 remain open to examination as of the balance sheet date.

Concentration of Credit Risks

Concentrations of credit and market risk consist of cash, accounts receivable, investments in debt and equity securities, securities sold short and commissions revenue. The Company places its cash with quality financial institutions and clearing firms. At times during the year, however, cash in financial institutions and clearing firms may exceed Federal Deposit Insurance Corporate ("FDIC") or Securities Investor Protection Corporation ("SIPC") insured limits. At December 31, 2015, the Company has $2,696,449 on deposit in various financial institutions that are in excess of FDIC and SIPC insured limits. Accounts receivable relates to commissions earned from the trading of equity securities, fees from investment banking activities, and receivables from affiliated entities for costs allocated to those entities. The Company has not experienced problems in collecting commissions due. At December 31, 2015 the Company had three major customers that represented 62% of revenue. No other customer represented more than 10% of revenue. The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. The Company does not believe it is exposed to any significant counterparty credit risk. In addition, the Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements. Technically, losses on securities sold short could be unlimited.

Note 2 – Significant Accounting Policies (continued)

Fair Value of Financial Instruments

In accordance with the reporting requirements of ASC 825-10, Fair Value of Financial Instruments, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this statement and includes this additional information in the notes to the statement of financial condition when the fair value is different than the carrying value of those financial instruments. The estimated fair value of accounts receivable are based on management's assessment of net realizable value. The estimated fair value of accounts payable approximates their carrying amounts due to the short maturity of these liabilities. At December 31, 2015 the Company's financial assets and liabilities are carried at market value which approximates current fair value.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Investments

ASC Topic 820 Fair Value Measurement and Disclosures provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1 - Inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 - Significant observable inputs other than quoted prices in active markets for which inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Note 3 – Investments (continued)

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs are unobservable and valuation relies on management's own assumptions of factors that market participants would use in pricing the asset.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

In establishing a fair value hierarchy for the Company's investments in accordance with ASC 820, the following value methodologies were used for each type of investment:

Corporate bonds: These securities are valued based upon quoted prices for similar assets or liabilities in active or inactive markets. They are categorized as level 2.

Equities: These securities are valued based upon quoted market prices for the same securities in active markets. They are categorized as level 1.

The method described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. The Company believes its valuation methods are appropriate and consistent with other market participants; even so, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments at December 31, 2015 consisted of the following:

	Level 1	Level 2	Level 3	Total
Securities owned, at fair value				
Corporate bonds	$ -	$ 272,850	$ -	$ 272,850
Equities	1,570,759	-	-	1,570,759
Total	$ 1,570,759	$ 272,850	$ -	$ 1,843,609
Securities sold short, at fair value				
Equities	$ 1,591,578	$ -	$ -	$ 1,591,578
Total	$ 1,591,578	$ -	$ -	$ 1,591,578

Note 4 – Property and Equipment

Property and equipment consisted of the following at December 31, 2015:

Furniture and fixtures	$	150,842
Computer equipment		140,878
Leasehold improvements		10,968
Total cost		302,688
Accumulated depreciation		(183,761)
Property and equipment, net	$	118,927

Note 5 – Commitments and Contingencies

The Company is a party to non-cancelable operating leases for general office space. The Company's obligations under the lease agreements subsequent to December 31, 2015 are as follows:

Years ending December 31,		Annual lease payments
2016	$	122,590
2017		126,270
2018		107,851
Total	$	356,711

Note 6 – Employee Retirement Plan

The Company provides a 401(k) retirement plan (the "Plan") for the benefit of all eligible employees. For the year ended December 31, 2015, employees were able to contribute up to $24,000 based on the employee's age. The Company has the option under the Plan to make a discretionary matching contribution equal to a uniform percentage of employee salary deferrals at a percentage determined by the Company each year. Effective January 1, 2016, the Plan has adopted a safe harbor company match of 100% of employee's contributions up to 3% of the employee's qualifying compensation and 50% of the next 2% of employee's contributions of their qualifying compensation.

ESPOSITO SECURITIES, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

Note 7 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $3,091,127, which was $2,991,127 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.08 to 1.

Note 8 – Related Party Transactions

The Company is affiliated with numerous other entities involved in the financial services industry through common ownership. Certain employees of the Company perform services on behalf of these affiliates. Compensation and related overhead costs are allocated to the affiliated entities based upon estimates of the time spent by the Company's employees providing these services and may differ from those that may be recognized in an arm's-length transaction. In addition, during the course of 2015, the Company made multiple cash advances to these affiliates on a short term basis to facilitate the overall cash management of the Company and its affiliates. For the year ended December 31, 2015, the Company made various advances totaling $947,333. At December 31, 2015, the Company has a receivable from these affiliates in the amount of $234,623.

Note 9 – Subsequent Events

The Company has evaluated events or transactions occurring after December 31, 2015, the balance sheet date, through February 16, 2016, the date the financial statements were available to be issued, and determined there have been no such events or transactions which would impact our financial statements for the year ended December 31, 2015.

weaver
Assurance · Tax · Advisory

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Member
Esposito Securities, LLC
Dallas, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Esposito Securities, LLC (the Company), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement entries in the Company's general ledger and check copies, noting no differences.

2. Compared the total amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by the Company, which provided details of accounts included in the Company's general ledger that were used to calculate the adjustments, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and the related schedules and working papers referred to above in Item 3 supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

To the Member
Esposito Securities, LLC

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
February 16, 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*******2735*******************MIXED AADC 220
067596 FINRA DEC
ESPOSITO SECURITIES LLC
ATTN: DOUG TOWNSEND
200 CRESCENT CT STE 450
DALLAS TX 75201-7846

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Doug Townsend
(214) 855-2166

2. A. General Assessment (item 2e from page 2) $ 13,033

B. Less payment made with SIPC-6 filed (exclude interest) (6,915)
July 15, 2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 6,118

E. Interest computed on late payment (see instruction E) for ______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 6,118

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 6,118

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Esposito Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

J Douglas Townsend, CFO
(Title)

Dated the 20 day of January, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 7,259,525
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	103,470
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	103,470
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	374,533
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,681,536
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 93,668	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______	
Enter the greater of line (i) or (ii)	93,668
Total deductions	2,149,737
2d. SIPC Net Operating Revenues	$ 5,213,258
2e. General Assessment @ .0025	$ 13,033

(to page 1, line 2.A.)